May 11, 2006

Mr. William Choi

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3561

Dear Mr. Choi,

We received your comment letter dated April 28, 2006 regarding our Report on Form 10-K for fiscal year ended September 25, 2005, as amended, filed December 8, 2005 and January 15, 2006 (Form 10-K, as amended), and Report on Form 10-Q for fiscal quarter ended January 15, 2006 filed February 24, 2006 (Form 10-Q). The following information is provided in response to the comments in your letter. For your convenience, we have reproduced the staff’s comment preceding each response.

1.	In future filings, please revise your presentation of the contractual obligations table to conform exactly to the tabular format prescribed by paragraph (a)(5)(i) of Item 303 of Regulation S-K. In this regard, we note your present maturity categories for your contractual obligations: less than 1 year, 1-5 years and after 5 years does not comply with the prescribed requirements.

In future filings, we will revise our presentation of the contractual obligations table to conform exactly to the tabular format prescribed by paragraph (a)(5)(i) of Item 303 of Regulation S-K. Specifically, we will include the following maturity categories for our contractual obligations: Total, less than 1 year, 1-3 years, 3-5 years and more than 5 years.

2.	We note your disclosure of the fees for services rendered by Ernst & Young LLP during the fiscal year ended September 26, 2004 related to internal control documentation assistance pursuant to the requirements of Section 404 of the Sarbanes-Oxley Act. Rule 2-01(c)(4)(ii) of Regulation S-X prohibits providing any such service, unless it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of the client’s financial statements. Please provide us with more details regarding the nature of the rendered services and explain to us how you and your auditors concluded that the provision of such services was compatible with maintaining Ernst & Young LLP’s independence.

Mr. William Choi

United States Securities and Exchange Commission

May 11, 2006

During the fiscal year ended September 26, 2004, we engaged Ernst & Young to review and evaluate our documentation of certain of our internal controls after we completed preparation of our documentation. The purpose of this review and evaluation was to receive timely feedback from Ernst & Young regarding the quality and completeness of our documentation as the Company developed its 404 compliance process. We received specific pre-approval from our Audit Committee to engage Ernst & Young to perform these services. Ernst & Young did not provide any financial information systems design and implementation services, nor did they design or implement any internal controls for the Company in connection with these services. The nature of these services was such that the results of the services were not subject to audit procedures during the audit of our financial statements. Because these services consisted of reviews and evaluations of Company documentation consistent in nature and scope to reviews and evaluations performed during an audit, and were not prohibited services under the Sarbanes-Oxley Act or SEC regulations, the Company and Ernst & Young concluded that the provision of these services was compatible with maintaining Ernst & Young’s independence.

We hereby acknowledge our responsibility for the adequacy and accuracy of the disclosures in the Form 10-K, as amended and Form 10-Q. We further acknowledge that staff comments to the Form 10-K, as amended and Form 10-Q, or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K, as amended and Form 10-Q, and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses to your comments fully provide you with the information you have requested. Please contact me at (512) 542-0209 or Sam Ferguson, Vice President - Controller at (512) 542-0249 or by facsimile at (512) 482-7209 if you have any additional questions or comments.

Sincerely,

/s/ Glenda Chamberlain
Glenda Chamberlain
Executive Vice President and Chief Financial Officer
Whole Foods Market, Inc.